Exhibit 99.1

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon LeZion 7535825
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 23, 2025

To our Shareholders:

You are invited to attend an Annual Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held at the Company’s offices, at 20 Freiman Street, Rishon LeZion, Israel on October 23, 2025 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.      To elect each of the following persons to serve as directors on the Company’s Board of Directors (the “Board”) for such term as set forth below, and until his successor has been duly elected and qualified:

Avi Dadon — for a term of 3 years (Class C); and

Eyal Cohen — for a term of 3 years (Class C).

2.      To ratify and approve the indemnification and exemption arrangement for directors and officers.

3.      To approve a bonus to the CEO.

4.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

5.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2024.

The Board has fixed the close of business on September 8, 2025, as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposals 1, 2 and 4 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of such company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company.

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a personal interest in connection with a certain proposal. If any shareholder casting a vote does not explicitly indicate that he, she or it has a personal interest with respect to a certain proposal and such indication is required, then the vote on the applicable item shall not be counted.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2024, described in proposal 5 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present, kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Osnat Gur, Chair of the Board of Directors

September 2025

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon LeZion 7535825
Israel

ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on October 23, 2025

PROXY STATEMENT

This Proxy Statement is furnished to the holders of ordinary shares, of no nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on October 23, 2025 at 4:00 P.M. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.      To elect each of the following persons to serve as directors on the Company’s Board of Directors (the “Board”) for such terms as set forth below, and until his successor has been duly elected and qualified:

Avi Dadon — for a term of 3 years (Class C); and

Eyal Cohen — for a term of 3 years (Class C).

2.      To ratify and approve the indemnification and exemption arrangement for directors and officers.

3.      To approve a bonus to the CEO.

4.      To appoint Fahn Kanne & Co. Grant Thornton Israel, as the Company’s Independent Auditors for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.

5.      To review the Auditor’s Report and the Company’s Consolidated Financial Statements for the fiscal year ended December 31, 2024.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors. Your voting through the use of a proxy card will constitute a declaration that you do not have a personal interest in the relevant proposal. If you have a personal interest in the approval of one of more proposals, please notify the Company accordingly. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of the Annual General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about September 9, 2025. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, electronic mail, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on September 8, 2025, are entitled to notice of and to vote at the Meeting. The Company had 6,198,875 Ordinary Shares issued and outstanding on August 31, 2025. Each Ordinary Share is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required.

Proposals 1, 2 and 4 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposal 3 is a special resolution, which requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

“Controlling” for the purpose of the preceding paragraph means the ability to direct the acts of the Company. Any person holding twenty five percent (25%) or more of the voting power of the Company or the right to appoint directors or the Chief Executive Officer is presumed to have control of the Company.

A “personal interest” is defined as a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse’s) immediate family or the spouses of any such members of his or her (or his/her spouse’s) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in such company.

The Proxy card will indicate that the voting shareholder is not a Controlling shareholder and does not have a personal interest in the applicable proposal. Shareholders are required to advise the Company if this is not correct and they do have such personal interest.

If you are a Controlling shareholder or a shareholder who has a personal interest in the resolution, please notify Mr. Eyal Cohen, our Chief Executive Officer, at c/o 20 Freiman Street, Rishon LeZion, 7535825, Israel; telephone: +972-3-9542070, or by email (eyalc@boscom.com). If your shares are held in “street name” by your broker, bank or other nominee and you are a Controlling shareholder or a shareholder who has a personal interest in the resolution, you should notify the Company as outlined above, and, in addition, you should advise your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2024, described in proposal 5 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours.

The Board believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your vote. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

Osnat Gur, Chair of the Board of Directors

September 2025

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

I.       PRINCIPAL SHAREHOLDERS; EXECUTIVE COMPENSATION

The following table sets forth, as of August 31, 2025, to the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding Ordinary Shares. To the Company’s knowledge, based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares.

Applicable percentage ownership in the following table is based on 6,198,875 shares outstanding as of August 31, 2025.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

Shares Beneficially Owned

Name and Address	Outstanding Shares	Warrant Shares	Total Shares	Percentage
Todd M. Felte 8655 East Via De Ventura Suite G-175 Scottsdale, AZ 85258(1)	458,118	165,100	623,218	9.8%
Janney Montgomery Scott LLC(2)	524,481		524,481	9.1%

____________

(1)      According to a 13G/A report dated January 21, 2025.

(2)      According to a 13G report dated October 8, 2021, which contained information with respect to Janney Montgomery Scott’s ownership as of October 8, 2021.

Summary Compensation Table

The following table outlines the compensation granted to our most highly compensated office holders and employees during or with respect to the year ended December 31, 2024.

For purposes of the table and the summary below, “compensation” includes base salary, discretionary and non-equity incentive bonuses, equity-based compensation, payments accrued or paid in connection with retirement or termination of employment, and personal benefits and perquisites such as car and social benefits paid to or earned by each listed executive during the year ended on December 31, 2024.

(U.S. dollars in thousands)

Name	Position	Salary Cost	Non-Equity Incentive Bonuses		Equity-Based Compensation	Car expenses	Total
Eyal Cohen	CEO	$436	$		$129	$18	$583
Avidan Zelicovsky	President and Head of the Supply Chain division	$269		$99	$2	$36	$406
Moshe Zeltzer	CFO	$125		$8	$2	$14	$149
Hagit Eliyahu	VP, Supply Chain division	$123		$238		$22	$383
Uzi Parizat	VP Sales & Marketing, RFID division	$160		$30		$30	$210

II.     RESOLUTIONS

At the Meeting, the shareholders are requested to elect each of the following to serve as directors on the Company’s Board of Directors, for such term as set forth below and until his successor has been duly elected and qualified:

Avi Dadon — for a term of 3 years (Class C); and

Eyal Cohen — for a term of 3 years (Class C).

The Company’s Articles of Association currently provide that the number of directors in the Company shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four (4) nor more than seven (7).

Following the reelection of both of Mr. Avi Dadon and Mr. Eyal Cohen, the Company’s Board shall comprise of 4 members.

Regulation 5D of the Israeli Companies Regulations (Reliefs for Public Companies whose Shares are Listed on a Stock Exchange Outside of Israel), 2000 provides that a public company with securities listed on the Nasdaq Capital Market that has no controlling shareholder, may elect to be exempt from the requirements under the Companies Law, 5759-1999 (the “Companies Law”), to appoint external directors. The Company has adopted this exemption and consequently the Company’s Board of Directors does not include external directors, as defined under the Companies Law.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. The proposed nominees have declared to the Company that they each comply with such qualifications.

The nominees named in this proposal 1, if elected, shall hold office for the term noted above, and until their respective successor has been duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why the nominee, if elected, should be unable to serve as a director. The nominees have advised the Board that they each intend to serve as a director if elected.

Nominee for the Board of Directors

Set forth below is information about the nominee, including age, position(s) held with the Company, principal occupation, business history and other directorships held.

Name	Age	Position
Mr. Avi Dadon(1)	69	Director
Mr. Eyal Cohen(2)	56	Chief Executive Officer and Director

____________

(1)      Mr. Avi Dadon holds options to purchase 15,000 Ordinary Shares, which he received upon his appointment as a director, in accordance with the Shareholders resolution in December 2024.

(2)      Mr. Eyal Cohen holds 21,208 of the Company’s Ordinary Shares, and options to purchase 57,791 Ordinary Shares, which he received as part of his compensation as an officer of the Company.

Mr. Avi Dadon joined our Board of Directors in March 2025. Mr. Dadon was the Head of Procurement for the Israeli Ministry of Defense from 2017 to 2023, overseeing procurement and production operations for the Israeli Defense Forces (IDF). Mr. Dadon is a retired Colonel with 28 years of military service. Mr. Dadon holds an M.Sc. in Logistics Management from the Florida Institute of Technology and a B.A. in Interdisciplinary Studies in Social Science from the Bar-Ilan University. He is also a graduate of the Wexner Senior Leadership Program at Harvard University.

Mr. Eyal Cohen was appointed as the Company’s Chief Financial Officer in January 2007. In August 15, 2017, Mr. Cohen was appointed as the Company’s Co-Chief Executive Officer, and since December 2019, he serves as the Company’s sole Chief Executive Officer. From 2004 through 2006, Mr. Cohen served as the Company’s controller, and prior to that held the position of Chief Financial Officer at Cellact Ltd, a technology company. From 1998 to 2001, Mr. Cohen was the controller of e-SIM Ltd., a technology company traded on Nasdaq in the past, and in the years 1995-1997 held an audit manager position in technology department of PricewaterhouseCoopers. Mr. Cohen holds a B.A. in Accounting and Business Administration from the College of Management in Tel-Aviv and is a certified public accountant in Israel and in the United States, in the State of Maine.

Compensation of Directors and Officers

The following table presents the total compensation (in thousands) paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2024 (6 persons):

Year ended December 31, 2024
Salaries, Directors’ fees, Service fees, Commissions and Bonuses(1)	$748
Pension, Retirement and Similar benefits	$228

____________

(1)      Does not include amounts expended by the Company, including car expenses, business association dues, expense reimbursements and other fringe benefits commonly reimbursed or paid for by companies.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect the following persons to the Board, for such term as set forth below and until their respective successor has been duly elected and qualified: Avi Dadon — for a term of 3 years; and Eyal Cohen — for a term of 3 years.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.      RATIFICATION AND APPROVAL OF INDEMNIFICATION AND EXEMPTION ARRANGEMENTS FOR DIRECTORS AND OFFICERS

The Israeli Companies Law and the Company’s Articles of Association authorize the Company, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify and provide exemption to directors and officers, subject to certain conditions and limitations.

Shareholders are asked to ratify and approve the indemnification agreement granted to the Company’s Directors and Officers serving from time to time in such capacity, in the form attached as Exhibit A to this Proxy Statement, which was ratified and approved by the Company’s Compensation Committee and Board.

The proposed indemnification and exemption complies with the provisions of the Company’s current Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the indemnification and exemption to the Company’s Directors and Officers serving from time to time in such capacity, in the form attached as Exhibit A to this Proxy Statement, be and hereby are ratified and approved.”

Vote Required

Under the Israeli Companies Law, the approval of the indemnification requires the affirmative vote of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

3.      APPROVAL OF A BONUS TO THE CEO

Our Compensation Committee and Board of Directors have approved a bonus payment to the Company’s CEO, of US$ 94,000, which is equal to five months’ salaries. This compensation is aligned with industry benchmarks and reflects the CEO’s exceptional leadership and measurable achievements throughout 2024. Under the CEO’s strategic guidance, the Company achieved its financial outlook with $2.3 million in net income for 2024 and established a record backlog of $27 million, positioning the organization for sustained growth in 2025.

The Board of Directors has set the bonus amount in view of the CEO’s leadership which has successfully advanced the Company’s growth strategy focusing on deepening market penetration in the defense sector, which remains the foundation for future expansion and shareholder value creation. The Company’s financial position strengthened significantly, with working capital increasing to $13.7 million as of December 31, 2024, compared to $11.1 million in the prior year. Shareholders’ equity grew to $21.3 million (62.1% of total assets) from $18.8 million (58.7% of total assets) in 2023, demonstrating improved capital efficiency and financial stability.

The bonus payment will be payable in Ordinary Shares, which shall be issued on the date of approval by the shareholders. The number of shares shall be calculated based on a price per share equal to the volume weighted average closing price of the Company’s Ordinary Shares on NASDAQ during the 20 trading days preceding the date of the approval of the bonus by the Board. The bonus shall be subject to a clawback in accordance with the Company’s Compensation Policy.

The proposed bonus for the Chief Executive Officer complies with the Company’s Compensation Policy.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the bonus to the CEO.”

Vote Required

Under the Companies Law, the approval of this resolution requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the voted shares of shareholders who are not Controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the resolution, disregarding abstentions; or (ii) the total number of shares of shareholders, who are not Controlling shareholders and who do not have a personal interest in the resolution, voted against the resolution does not exceed two percent (2%) of the outstanding voting power in the Company.

4.      APPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders appoint Fahn Kanne & Co. Grant Thornton Israel (“Fahn Kanne”), as the independent auditors of the Company for the year ending December 31, 2025, and for such additional period, until the next annual general meeting of shareholders. Fahn Kanne have served as the Company’s independent auditors since 2017.

Pursuant to Section 24.2 to the Company’s Articles of Association, the auditor fees are set by the Company’s Board.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Fahn Kanne during 2023 and 2024.

	Year Ended December 31, 2024		Year Ended December 31, 2023
	Amount	Percentage	Amount	Percentage
Audit Fees – Grant Thornton(1)	$94,338	100%	$81,000	100%
Other Fees – Grant Thornton(2)	—	—	—	—
Total	$94,338	100%	$81,000	100%

____________

(1)      Audit fees are fees for audit services for each of the years shown in this table, including fees associated with the annual audit and audit services provided in connection with other statutory or regulatory filings.

(2)      Other fees are fees for professional services other than audit fees.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee may pre-approve audit and non-audit services to be provided to the Company by its auditors, and set a budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Any services pre-approved by the Audit Committee must be permitted by applicable law.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Fahn Kanne be, and they hereby are, appointed as independent auditors of the Company for the year ending December 31, 2025, and for such additional period until the next annual general meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.      REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2024, will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company with the U.S. Securities and Exchange Commission on Form 20-F on March 31, 2025, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscom.com. These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement. As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters. However, if any other business properly comes before the Meeting, the persons named in the enclosed proxy will vote upon such matters in accordance with their best judgment.

Shareholder Proposals for the Annual Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Companies Law. For a shareholder proposal to be considered for inclusion in the Meeting, we must receive the written proposal in English at the Company’s offices no later than September 10, 2025.

Exhibit A

FORM OF INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of _____________, by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of the State of Israel with offices at 20 Freiman Street, Rishon LeZion 7535825 Israel (the “Company”), and the undersigned Office Holder of the Company whose name appears on the signature page hereto (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759 – 1999, as amended (the “Companies Law” and “Office Holder” respectively), of the Company;
WHEREAS,

both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance and/or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,

the Articles of Association of the Company authorize the Company to indemnify and pay expenses to its Office Holders and provide for insurance and exemption to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,

the Company has determined that (i) attracting and retaining competent persons is in the best interests of the Company and its shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, (ii) and it is reasonable, prudent and necessary for the Company to contractually obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,

in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exemption afforded by the Articles of Association of the Company will be available to Indemnitee, the Company wishes to undertake in this Agreement the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exemption of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.           Contractual Indemnity

The Company hereby agrees, subject to the limitations of Sections 2, 3, and 6 hereof, and the limitations mentioned in the Company’s Articles of Association, to indemnify Indemnitee, to the greatest extent possible under applicable law, against any liability or expense in respect of any act or omission of Indemnitee in his capacity as an Office Holder of the Company or of a company controlled, directly or indirectly, by the Company (a “Subsidiary”), or as a director or observer at board meetings of a company not controlled by the Company but in which the appointment as a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”), including: (i) a monetary obligation imposed on Indemnitee in favor of another person by a court judgment, including a judgment given in settlement or an arbitrator’s award approved by court; (ii) reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction; (iii) reasonable litigation expenses, including attorneys’ fees, expended by Indemnitee or charged to Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted, or in a criminal proceeding in which Indemnitee was convicted of an offense that does not require proof of criminal intent; (iv) expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law; and (iv) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law (collectively referred to hereinafter as “Claim”).

The Company shall indemnify the Indemnitee with respect to actions or omissions occurring during his position as an Office Holder, even if (i) occurred prior to the signing of this document or (ii) at the time of Claim Indemnitee is no longer an Office Holder.

The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Company, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe that Indemnitee’s conduct was unlawful.

2.           Limitations on Contractual Indemnity

2.1         Indemnitee shall not be entitled to indemnification under Section 1, for financial obligation imposed consequent to any of the following: (i) a breach of the duty of loyalty by Indemnitee, unless the Indemnitee acted in good faith and had reasonable basis to assume that the act would not harm the Company; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly (but not where the breach was negligent only); or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee; or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee.

2            The Company undertakes to indemnify all Office Holders it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, in excess of the insurance proceeds received pursuant to Section 10, a total amount over the years, that shall not exceed an amount equal to US$2,500,000 (two million five hundred thousand US dollars), or such greater sum as shall, from time to time, be approved by the shareholders of the Company.

3.            Limitation of Categories of Claims. The indemnification pursuant to sub-section (i) of the first paragraph of Section 1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Board of Directors of the Company to be foreseeable at the date hereof:

3.1         The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

3.2         Occurrences including reporting obligations resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.3         Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by an Office Holder in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

3.4         The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

3.5         Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

3.6         Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

3.7         Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

3.8         Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

3.9         Actions in connection with the developing, testing and manufacturing of products by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

3.10       Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

3.11       Any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti-competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.

3.12       Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

3.13       Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to a merger, acquisition, change in control transaction, issuance of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

3.14       Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

3.15       Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

3.16       Any administrative, regulatory, judicial or civil actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.

3.17       Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

3.18       Participation and/or non-participation at Company Board meetings, expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.

3.19       Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.

3.20       Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.

3.21       Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

3.22       All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other “distribution” as such term is defined under the Companies Law.

3.23       Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to information, data, or databases (including but not limited to any personally identifiable information or private health information) and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

3.24       Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, that have been decided upon, whether such policies and procedures are published or not.

4.           Expenses; Indemnification Procedure. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable, but has no duty to advance payments in less than twenty (20) days following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company if Indemnitee is found guilty of a crime that requires criminal intent. Other advances will be repaid by Indemnitee to the Company if it is determined by the Company’s legal counsel that Indemnitee is not lawfully entitled to such indemnification.

5.           Notification and Defense of Claim. If any action, suit, proceeding or other Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

5.1         Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ his own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless (i) the Company shall not have assumed the defense of the Claim and employed counsel for such defense, or (ii) the named parties to any such action include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a material conflict of interest between Indemnitee and the Company.

5.2         The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company’s written consent, and the Company shall not settle any Claim in a manner which would impose any penalty or limitation on Indemnitee without Indemnitee’s written consent; provided, however, that neither the Company nor Indemnitee will unreasonably withhold its consent to any proposed settlement and, provided further, that if a Claim is settled by the Indemnitee with the Company’s written consent, or if there be a final judgment or decree for the plaintiff in connection with the Claim by a court of competent jurisdiction, the Company shall indemnify and hold harmless Indemnitee from and against any and all losses, costs, expenses and liabilities incurred by reason of such settlement or judgment.

5.3         Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee’s power.

6.           Partial Indemnification. If Indemnitee is entitled to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties incurred by him or her in the investigation, defense, appeal or settlement of any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

7.           Other Indemnification. The Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts which are in excess of the amount actually paid to Indemnitee pursuant to such agreements.

8.           Subrogation and Collection from a Third Party. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who hereby agrees to execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.           Non-Exclusivity. The rights of Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Company’s Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving Office Holders are more favorable to such Office Holders than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law

10.         Insurance. The Company shall maintain an insurance with a reputable insurer (the “Insurer”) to insure the liability of the Indemnitee for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder of the Company, in any of the following cases:

10.1       a breach of the duty of care vis-à-vis the Company or vis-à-vis another person.

10.2       a breach of the duty of loyalty vis-à-vis the company, provided that the director acted in good faith and had reasonable basis to assume that the act would not harm the Company.

10.3       a monetary obligation imposed on him in favor of another person.

10.4       (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$5,000,000 (five million US Dollars). The Company undertakes to maintain insurance during the period the Indemnitee serves as a director of the Company and for a period of 7 (seven) years commencing on the day Indemnitee has ceased from serving as a director of the Company.

The Company shall give prompt written notice of any Claim to the Insurer in accordance with the procedures set forth in the Insurance Policy. The Company shall thereafter take all necessary or desirable action to cause the Insurer to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of the Insurance Policy.

11.         Exemption. The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care towards the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2.1 above and provided further that in no event shall you be exempt from any liability for damages caused as a result of a breach of your duty of care towards the Company in the event of a Distribution (as defined in the Companies Law).

12.         No Restrictions. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification derogate from the Company’s right to indemnify the Indemnitee post factum for any amounts which the Indemnitee may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 2 and 3 above.

13.         Severability. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. In any event, the undertakings of the Company and the categories of claims in Section 3, shall be construed as widely as permitted by law.

14.         Attorneys’ Fees. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys’ fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

15.         Notice. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication (including e-mail) and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

16.         Governing Law; Binding Effect; Amendment. This Agreement shall be governed by and construed under the laws of the State of Israel. The parties agree to submit themselves to the exclusive jurisdiction of the courts in Tel-Aviv or Jerusalem. No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by both parties hereto.

17.         Binding Effect. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event that in connection with a Transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement.

Any amendment to applicable law adversely affecting the right of Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

18.         Entire Agreement. This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

19.         Assignments; No Third Party Rights. Neither party hereto may assign any of its rights nor obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any Insurer to claim, on behalf of Indemnitee, any rights hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

B.O.S. Better Online Solutions Ltd.	Indemnitee
By:	By:
Name:	Name:
Title:	Address: